[RLI Corp. Letterhead]

September 27, 2006

Via EDGAR (Correspondence)

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.   20549

Re:                               RLI Corp.
Form 10-K for fiscal year ended December 31, 2005
File No. 1-09463

Dear Mr. Rosenberg:

On behalf of RLI Corp. (“RLI”), this letter pertains to your letter dated August 15, 2006 to Mr. Jonathan E. Michael of RLI containing the SEC Staff’s comments with respect to RLI’s Form 10-K for the Fiscal Year Ended December 31, 2005.

As you know, RLI sent a letter to you (via Edgar) on August 30, 2006 indicating that in order to prepare a thorough response to the detailed comment letter, we would need until September 29, 2006.

However, due to the complexity of the comments and our desire to provide a thorough and comprehensive response, RLI cannot file its response by September 29, and will need an additional week — to October 6, 2006.

Prior to then, please do not hesitate to contact me (as principal contact person for RLI) with any questions or to discuss.

Daniel O. Kennedy
General Counsel, RLI Corp.
309-693-5849

Very truly yours,

RLI Corp.
By:	/s/ Daniel O. Kennedy,
Vice President & General Counsel

cc:                                 Frank Wyman
Don Abbott
Joseph Dondanville, CFO